

November 5, 2014

Via E-mail

Mary E. Paetzold
Chief Financial Officer
SMG Indium Resources Ltd.
100 Park Avenue
New York, New York 10017

RE: **SMG Indium Resources Ltd.**
Schedule TO-I
Filed October 30, 2014 by SMG Indium Resources Ltd.
File No. 5-86227

Dear Ms. Paetzold:

We have reviewed the above-captioned filing and have the following comments. Where indicated, the Schedule TO should be amended in response to these comments. If you disagree, we will consider the explanation as to why a comment is inapplicable or a revision is not necessary. In some of our comments, we may ask for information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO

1. We noticed the cross-reference sheet did not include an entry for Item 13 of Schedule TO. Please provide us with a brief legal analysis explaining the basis upon which the issuer concluded that the tender offer did not constitute a Rule 13e-3 transaction, as defined in Rule 13e-3(a)(3). While we recognize the tender offer, if fully subscribed, will result in approximately 22% of the total number of outstanding shares remaining untendered, Rule 13e-3 may apply if the impending purchase constitutes the first step in a series of transactions regardless of whether one of the two specified going private effects is at risk of occurring.

Summary Term Sheet | How many Shares will SMG purchase in the Offer?

2. The number of shares sought has been expressed as a dollar denomination. Item 4 of Schedule TO, and corresponding Item 1004(a)(1)(i) of Regulation M-A, however, require the issuer to disclose "the total number and class of securities sought in the offer." Revise to expressly state the number of shares sought. Refer also to Rule 13e-4(d)(1)(ii)(requiring

compliance with Item 4) and Rule 14e-1(b)(requiring ten days to remain in the offering period following any change in the percentage of the class of securities being sought). Please make corresponding revisions under "1. Number of Shares; Proration" and elsewhere in the section of the document beneath the title "The Offer" as appropriate.

7.   Conditions to the Offer

3. To the extent a material offer condition is triggered, and such condition is not asserted to terminate the offer or not waived, the decision to proceed with the offer is interpreted by us as a waiver of such condition. Accordingly, please revise the language on page 21 which indicates that each such right will be deemed an ongoing right which may be asserted at any time and from time to time regardless of the issuer's failure to exercise such rights.

Please amend the filing to comply with our comments. If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the offerors are in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from an authorized representative of the issuer-offeror acknowledging that:

- the offeror is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the offeror may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3266.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

Mary E. Paetzold
SMG Indium Resources Ltd.
November 5, 2014
Page 3

cc:
Andrew P. Gilbert, Esq.
DLA Piper LLP (US)